Exhibit 99.1

NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES HIRES MARTIN JEPSON TO LEAD DEVELOPMENT AND INVESTMENT INITIATIVES IN UNITED KINGDOM

NEW YORK, August 26, 2011 – Brookfield Office Properties Inc. (NYSE, TSX: BPO) announced today that it has hired Martin Jepson as senior vice president, Development and Investment in its growing London, UK office. Mr. Jepson will lead the company’s investment and development activities in the UK, including overseeing Brookfield Office Properties’ investment in the 100 Bishopsgate development project.

“Martin Jepson brings an impressive track record and extensive local expertise to Brookfield Office Properties’ operations in the UK,” said Dennis Friedrich, president and global chief investment officer for Brookfield Office Properties. “We’re committed to expanding our presence in the UK both through development as well as new, strategic property investments and Martin will be integral in these endeavors.”

Mr. Jepson is an accomplished and experienced real estate executive. He was most recently Managing Director of the London Group for Hammerson PLC, a leading European commercial real estate company. Prior to joining Hammerson, Mr. Jepson served as London Regional Director at Taylor Woodrow Property Company and prior to that Development Director at Delancey.

Brookfield Office Properties made its initial investment in the UK in 2010 through its 50:50 joint venture with Great Portland Estates on 100 Bishopsgate, a 950,000-square-foot office development planned for the City of London. The project team has been working actively to ready the site for the development of the new building.

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About Brookfield Office Properties
Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 109 properties totaling 78 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, VP, Investor Relations and Communications
(212) 417-7215; melissa.coley@brookfield.com

Forward-Looking Statements
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Office Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks,” and in the company’s most recent interim report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.